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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 24 July 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	24 July 2003
Number	25/03

BHP BILLITON QUARTERLY REPORT ON EXPLORATION

AND DEVELOPMENT ACTIVITIES

April 2003 - June 2003

This report covers exploration and development activities for the quarter ended 30 June 2003. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent, and references to quarters are based on calendar years.

Of the 16 projects currently in development, all are either on or under budget and fifteen are currently tracking on or ahead of schedule.

PETROLEUM DEVELOPMENT

Atlantis Development, Gulf of Mexico, USA (BHP Billiton 44%, non-operated)

BHP Billiton completed full capital allocation for the Atlantis project in February 2003. Our share of total project expenditure is US$1.1 billion. During the quarter, fabrication of the facilities topsides started at McDermott's shipyard in Louisiana. The project remains on budget and on schedule for first production in the third quarter of 2006.

OHANET Development, Algeria (BHP Billiton 45%, joint operating organisation comprising BHP Billiton/SONATRACH)

The OHANET Development consists of the development of four gas-condensate reservoirs in the Illizi Basin in southern Algeria. The project will provide a gas treatment facility with a capacity of 20 million standard cubic metres per day fed by 47 production wells, of which 32 will be new and 15 will be re-completions of existing oil producers. 3D seismic data across all reservoirs has been processed and incorporated into the reservoir models. By the end of June 2003 a total of 28 new wells had been drilled and completed and 15 existing wells had been re-completed. The last four wells have been deferred to allow three to four years of production history to be gathered. Construction is essentially complete and the plant is undergoing commissioning and testing before being brought into production. First production is scheduled for the third quarter of 2003, and BHP Billiton's share of capital expenditure is US$464 million.

Mad Dog Development, Gulf of Mexico, USA (BHP Billiton 23.9%, non-operated)

BHP Billiton announced its sanction of the Mad Dog field, approving up to US$335 million for development of the Gulf of Mexico oil and gas field. Construction is progressing on the hull (in Finland) and topsides (in the USA), with an estimated 50 per cent of the work complete at the end of June 2003. Drilling was completed on the four pre-drill development wells during the quarter. The project is on budget, and first production remains on schedule for the end of calendar year 2004.

Greater Angostura Development, Trinidad (BHP Billiton 45%, operated)

In March 2003, BHP Billiton announced sanction of the first development phase of the Greater Angostura oil and gas field off the northeast coast of Trinidad. Phase one of the development involves engineering, construction and installation of production and transportation facilities required to recover the oil reserves of the field. The partners have also approved the project. During the quarter, site work began on the onshore oil storage terminal. Evaluation, negotiation and award of contracts for fabrication and construction work continues, as well as planning and other preparations for the facilities, subsea, transportation and other aspects of this project. BHP Billiton's share of capital expenditure for the first phase is expected to be around US$327 million. First oil is scheduled for the end of calendar year 2004.

North West Shelf expansion, Australia (BHP Billiton 16.67%, non operated)

Overall progress on the fourth liquefaction processing train is 71 per cent complete and remains on schedule to start up in mid 2004. All major equipment is on site and construction is 43 per cent complete. With the commencement of pipelay, the second trunkline is progressing as planned at 57 per cent complete. BHP Billiton's share of capital expenditure is US$237 million.

ROD Integrated Development, Algeria (BHP Billiton 36.04%, joint operating entity comprising BHP Billiton/SONATRACH)

The ROD Integrated Development consists of the development of six satellite oilfields in the Berkine Basin in eastern Algeria. The project will produce 80,000 barrels of Sahara Blend crude oil per day, with associated gas being reinjected into the reservoir together with water to provide pressure support to the reservoir. 36 development wells will be required, 10 of which will be recompletions of already drilled wells. At the end of June 2003, 17 new development wells had been completed and the 18th was nearing completion. Procurement of all major equipment is complete. Erection of the piperack steelwork is well advanced and tank farm construction is underway. Overall project progress is 61 per cent complete. First production is scheduled for the end of first quarter 2004 and BHP Billiton's share of capital expenditure is US$192 million.

Minerva (BHP Billiton 90%, operated)

Work is progressing under a Lump Sum Turn Key contract awarded to a joint venture comprising McConnell Dowell Constructors (Australia) and Saipem (Portugal) for engineering and construction of the pipeline and gas plant facilities. The offshore drilling and completion of the two new subsea wells has been successfully completed and civil engineering works are progressing on the gas plant site near Port Campbell. Work is continuing on the horizontally directionally drilled pipeline shore crossing, and the onshore pipeline is now largely complete. The installation of the offshore pipeline is scheduled for the fourth quarter of 2003. The project remains on budget (BHP Billiton's share of capital expenditure is US$123 million). Some delays have been experienced against the project's original schedule, where first gas production was expected in the first quarter of 2004.

Caesar/Cleopatra Transportation Systems, Gulf of Mexico, USA (BHP Billiton interest in Caesar pipeline, 25%; interest in Cleopatra pipeline, 22%. Non-operated)

BHP Billiton acquired a 25 per cent interest in the Caesar oil pipeline and a 22 per cent interest in the Cleopatra gas pipeline which will transport product from the Mad Dog and Atlantis fields to pipelines closer to shore. The shallower portions of the deepwater pipe lay have been completed, with the pipe to a third party facility and the spur to Mad Dog set during the quarter. Installation of the deeper water section of the pipe is in progress. The project is on budget (BHP Billiton's share of the capital cost is estimated at US$100 million) and on schedule to commence operation coinciding with first production from the third party facilities in advance of first hydrocarbon production from Mad Dog and Atlantis.

Zamzama Field Development, Pakistan (BHP Billiton 38.5%, operated)

Phase 1 of the development of the Zamzama Gas Field is complete. The new plant has been commissioned approximately four months ahead of schedule. The gas plant is operating to specification and gas is being delivered to customers as per the contractual arrangements. Three new wells, Zamzama-3, Zamzama-4 and Zamzama-5 were drilled during this phase and these are tied into two new 140 MMcf/d processing trains. A fourth well, Zamzama North, designed to further appraise the field is nearing completion. BHP Billiton's share of total project capital expenditure is US$40 million, and final costs are expected to be under budget.

MINERALS DEVELOPMENT

Aluminium

Mozal 2 Expansion, Mozambique (BHP Billiton 47.11%)

Construction work on the 253,000 tonne per annum Mozal II aluminium smelter project continued during the quarter and at the end of June, all process related systems had been handed over to the smelter operations team. Process commissioning is proceeding well with 50% of the second potline now producing aluminium. Full production is now expected to be reached by the end of the third quarter of 2003. Cost trends to date indicate that the project is likely to be completed well below the project budget of US$860 million (BHP Billiton share US$405 million).

Hillside Expansion

Main construction work on the 130,000 tonne per annum Hillside III aluminium smelter project commenced on 1 April 2002, and at the end of June 2003 overall construction work has reached 72 per cent completion. All building construction work is now completed. Manufacture and installation of process equipment is progressing ahead of schedule. First metal production from the new potline facilities is now expected in the fourth quarter of 2003, and full production is expected towards the end of the first quarter 2004. Expenditure to date remains in line with the budgeted US$449 million.

Base Metals

Escondida Norte, Chile (BHP Billiton 57.5%)

The development of the Escondida Norte pit, located approximately 5 kilometres north of the existing Escondida mining operations, was approved in June 2003 as part of Escondida's operating strategy to maintain copper production capacity in future years. The development will include pre-stripping of overburden, and the construction of infrastructure to support mining and crushing/conveying of the ore to the existing Escondida processing plants, which will also continue to receive ore from the existing mine. Combined proved and probable reserves of sulphide ore are estimated at 502 million tonnes of sulphide ore at an average copper grade of 1.44%, and a cut off grade of 0.7%, giving an ore reserve life of approximately 17 years. Ore reserves have been revised since last published in our news release of 16 June 2003, where proved and probable reserves were estimated at 526 million tonnes of sulphide ore at an average copper grade of 1.42% and a cut off grade of 0.7%. This revision has no material impact on estimated project life or investment returns.

Development costs are estimated at US$400 million (BHP Billiton share US$230 million). The first copper production from the Norte open pit is scheduled for the fourth quarter of 2005.

Carbon Steel Materials

Products & Capacity Expansion Project (PACE), Australia (BHP Billiton 85%)

The project provides for the upgrade of the BHP Billiton rail and port facilities in a staged process to meet forecast increases in sales of iron ore. The estimated capital cost for Stage 1 is US$351 million (BHP Billiton share US$299 million).

Detailed engineering is complete and construction work continues on schedule. The project is within budget and is on track to commission ahead of schedule in the first quarter of 2004.

Mining Area C Project, 'C Deposit', Australia (BHP Billiton 85%)

The project provides for the development of a mine, processing plant, 38 kilometre rail spur and associated infrastructure for an operation to build up to 15 Mtpa at Mining Area C, which is situated approximately 120 kilometres from Newman in Western Australia's Pilbara region. The capital cost is estimated to be US$213 million (BHP Billiton share US$181 million).

Construction work is progressing at both the plant and infrastructure rail and road sites, and is over 80 per cent complete. Extraction of bulk sample material is complete. Overall the project is within budget and remains on schedule to commission in the fourth quarter of 2003.

Dendrobium Coal Project, Australia

The Dendrobium Mine will be a low cost underground longwall operation capable of producing 5.2 Mtpa of raw coal (3.6 Mtpa of clean coal). The main customer for the coking coal is the Port Kembla steelworks, which is located seven kilometres from the mine site.

Construction activities associated with the mine surface facilities and ventilation shaft are essentially complete. Commissioning of the coal loading facilities (Kemira Valley) is currently scheduled to commence next month. Construction associated with the washery upgrade and the thermal drier installation is currently ramping up. The project is approximately 33 per cent complete with underground coal drivage and conveyor belt installations well underway.

Just over 55 per cent of the project's capital has been committed to date. The capital forecast remains unchanged at US$170 million. Forecast longwall commencement is tracking ahead of schedule and is expected in the first quarter of 2005.

Energy Coal

Mount Arthur North, Australia

The Mount Arthur North Mine will be capable of producing up to 15 million tonnes of raw thermal coal per annum when full production is achieved in 2006. The project is proceeding to schedule with coal deliveries to Macquarie Generation commencing on 2 January 2003. During the period to June 2003, product was supplied to both the export and domestic thermal coal markets in line with the ramp up plan. Construction activities on the export coal facilities and coal preparation plant remain on schedule. Some components are currently undergoing pre-commissioning and commissioning.

The project is progressing to plan and forecast cost to completion is within the approved budget of US$411 million.

Mount Arthur North, Australia

The Mount Arthur North Mine will be capable of producing up to 15 million tonnes of raw thermal coal per annum when full production is achieved in 2006. The project is proceeding to schedule with coal deliveries to Macquarie Generation commencing on 2 January 2003. During the period to June 2003, product was supplied to both the export and domestic thermal coal markets in line with the ramp up plan. Construction activities on the Export coal facilities and coal preparation plant remain on schedule. Some components are currently undergoing pre-commissioning and commissioning.

The project is progressing to plan and forecast cost to completion is within the approved budget of US$411 million.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 June 2003.
WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Howler-1	Trinidad Block 2(c)	64.29% BHP Billiton operator	Drilling ahead.
Hywel-1	P709, Block 110/12b, East Irish Sea Basin	20% BHP Billiton; Burlington Resources operator	Plugged and abandoned.
Skiddaw-1	Western Australia, Exmouth Basin, WA-255-P	50% BHP Billiton operator	Hydrocarbons encountered. Plugged and abandoned.
Skiddaw-2	Western Australia, Exmouth Basin, WA-255-P	50% BHP Billiton operator	Hydrocarbons encountered. Plugged and abandoned.
Stybarrow-2	Western Australia, Exmouth Basin, WA-255-P	50% BHP Billiton operator	Hydrocarbons encountered. Plugged and abandoned.
Maginnis-1	Western Australia, Browse Basin, WA302-P	33.3% BHP Billiton operator	Plugged and abandoned. Released rig on 5 April 2003.
Egret-3	Western Australia, North West Shelf, WA-10-R	16.67% BHP Billiton; Woodside operator	Successful oil appraisal. Non-commercial gas encountered. Plugged and abandoned
Carteret-1	Western Australia, North West Shelf, WA-4-L	16.67% BHP Billiton; Woodside operator	Continuing.
Chinook-3	Gulf of Mexico, Walker Ridge 469	40% BHP Billiton operator	Temporarily abandoned. For further information see News Release of 30 June 2003.
Tiger-1	Gulf of Mexico, Green Canyon 195	100% BHP Billiton operator	Drilling ahead.
Champlain-4	Gulf of Mexico, Atwater Valley 63	12.5% BHP Billiton; Unocal operator	Temporarily abandoned.
Santa Rosa-1	Gulf of Mexico, Atwater Valley 83	25% BHP Billiton; Kerr McGee operator	Plugged and abandoned.

MINERALS EXPLORATION

The exploration group of BHP Billiton Minerals continued to pursue global exploration opportunities for key commodities of interest to the group utilising both the Junior Alliance Program and in house generative capabilities. In line with this strategy, BHP Billiton purchased Hunter Exploration Group's minority 20% and 14% participating interests in the Aviat and Churchill Diamond Joint Ventures in Canada.

At the end of June 2003, BHP Billiton entered into an agreement with Diamond Mines Australia, a subsidiary of Gravity Capital, to explore for diamondiferous Kimberlite pipes in Australia using the FALCON(TM) airborne gravity technology. BHP Billiton has a 6.1% interest in Diamond Mines Australia and has back-in rights to a majority interest position in significant discoveries made as a result of this initiative.

Pursuit of global exploration opportunites and use of FALCON(TM) technology by the exploration group has led to continued growth and diversification in the exploration portfolio and increased the quality of exploration opportunities.

The three BHP Billiton FALCON(TM) airborne gravity platforms were active in flying projects for both BHP Billiton and its partner companies in Australia, South America and Africa.

EXPLORATION EXPENDITURE

Information related to exploration expenditure will be included in the BHP Billiton full year results, to be released on 28 August 2003. It is expected that gross exploration expenditure will be in line with previous forecast.

The information in this report that relates to Escondida Norte Ore Reserves is based on information compiled by Dr Jonathan M. Gilligan Ph.D., B.Sc. (Hons), FGS, MAusIMM, who is a Member of the Australian Institute of Mining and Metallurgy and is a full time employee of Minera Escondida Ltda. Dr Gilligan has sufficient experience, which is relevant to the style and type of deposit and to the activity that he is undertaking to qualify as a Competent Person as defined in the 1999 edition of the "Australasian Code for Reporting of Minerals Resources and Ore Reserve". The Competent Person consents to the inclusion in this report of the matters based on their information in the form and context in which they appear.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

Tracey Whitehead, Media Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@BHPBilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 24 July 2003